INVESTMENT MANAGEMENT

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VOYA®

Exhibit (d)(7)(ii)

October 1, 2020

Voya Equity Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement ("ELA") between Voya Investments, LLC ("VIL") and Voya Equity Trust ("VET"), on behalf of Voya Large-Cap Growth Fund (the "Fund"), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from October 1, 2020 through October 1, 2021, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund			Maximum Operating Expense Ratios
			(as a percentage of average net assets)
	Class A	Class C	Class I	Class R	Class R6	Class T	Class W
Voya Large-Cap	1.04%	1.79%	0.66%	1.29%	0.58%	1.04%	0.79%
Growth Fund

We are willing to be bound by this letter agreement to lower our fee for the period from the close of business on October 1, 2020 through October 1, 2021. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within three years. This letter agreement shall terminate upon termination of the ELA.

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October 1, 2020

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VET.

Sincerely,

By: /s/ Todd Modic

Todd Modic

Senior Vice President

Voya Investments, LLC

Accepted:

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

Voya Equity Trust